July 25, 2019

James Allegretto

Senior Assistant Chief Accountant

Office of Consumer Products

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Targa Resources Corp.
Form 10-K for the Year Ended December 31, 2018
Response Dated June 7, 2019
File No. 001-34991

Targa Resources Partners LP
Form 10-K for the Year Ended December 31, 2018
Response Dated June 7, 2019
File No. 001-33303

Dear Mr. Allegretto:

Set forth below are the responses of Targa Resources Corp. (“Targa,” the “Company,” “we,” “us,” or “our”) and Targa Resources Partners LP (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2019, with respect to our Annual Reports on Form 10-K for the Year Ended December 31, 2018, File Nos. 001-34991 and 001-33303 respectively, filed with the Commission on March 1, 2019 (collectively, the “Annual Reports”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the applicable Annual Report unless otherwise specified.

Supplemental Response Filed June 7, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Non-GAAP Financial Measures, page 63

1.

We have reviewed your response to comment 2. Please revise this measure in all future filings to exclude the adjustment for the “Splitter Agreement” presented in your Adjusted EBITDA measure. The measure as presented does not conform to Question 100.04 of the Non-GAAP Compliance & Disclosure Interpretations.

Securities and Exchange Commission

July 25, 2019

RESPONSE:

We respectively acknowledge the Staff’s comment. The Company and the Partnership will no longer include the adjustment for the “Splitter Agreement” in its respective Adjusted EBITDA measure in all prospective filings, beginning with the Company’s earnings release on Form 8-K for the quarter ended June 30, 2019.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Thomas G. Zentner of Vinson & Elkins L.L.P. at (713) 758-3671.

Very truly yours, TARGA RESOURCES CORP.

By:	/s/ Jennifer R. Kneale
Name:	Jennifer R. Kneale
Title:	Chief Financial Officer

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.